RECEIVED

2008 MAY 13 A 9:44

INTERNATIONAL
ATE FINANCE

Morgan Crucible

8th May 2008

[redacted]

08002492

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
MAY 15 2008
THOMSON REUTERS

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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RECEIVED 2008 MAY 13 A 3:87 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ISSUER The Morgan Crucible Company plc	**FILE NO.** 82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	14:50 07-May-08
Number	9043T

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR RALPH IAN GOMARSALL	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person MRS JANE GOMARSALL
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 4 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MRS JANE GOMARSALL	8.	State the nature of the transaction SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed 14,000	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.0052%
13.	Price per share or value of transaction 240.08p	14.	Date and place of transaction 6TH MAY 2008

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) MR RALPH IAN GOMARSALL 700 SHARES 0.00026% MRS JANE GOMARSALL 8,989 SHARES 0.00333%	16.	Date issuer informed of transaction 6TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 7TH MAY 2008

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:52 07-May-08
Number	9047T

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1: Notification of Major Interests in Shares

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   The Morgan Crucible Company plc

2. **Reason for the notification**
   (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify): (X) Initial notification after acquisition of Resolution PLC by Pearl Group.

3. **Full name of person(s) subject to notification obligation:**
   Resolution Investment Services Limited

4. **Full name of shareholder(s)** (if different from 3):

5. **Date of transaction** (and date on which the threshold is crossed or reached if different):
   6 May 2008

6. **Date on which issuer notified:**
   6 May 2008

7. **Threshold(s) that is/are crossed or reached:**
   3%

8. **Notified Details:**

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0006027295		

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indire
GB0006027295			12,908,207		4.78%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of votin rights

Total (A+B)

Number of voting rights	% of voting rights
12,908,207	4.78%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Pearl Group Limited
Impala Holdings Limited
Resolution PLC
Resolution Asset Management Limited
Resolution Investment Services Limited (indirect)
Bank of New York Nominees Limited (1,233,523 0.46%)
Vidacos Nominees Limited (11,674,684 4.32%)

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:
Mrs Tracey Bigmore

15. Contact telephone number:
01753 837000

END

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END